09057151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45304

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JHW FINANCIAL SERVICES, dba FINANCIAL TELESIS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4340 REDWOOD HIGHWAY, SUITE A-23
(No. and Street)

SAN RAFAEL	CALIFORNIA	94903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES H. WILLIAMS (415) 492-8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 11 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 23 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES H. WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JHW FINANCIAL SERVICES, dba FINANCIAL TELESIS, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY K. DINDAY
COMM. #1719579
NOTARY PUBLIC • CALIFORNIA
MARIN COUNTY
Comm. Exp. JAN. 23, 2011

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
JHW Financial Services, Inc.
dba Financial Telesis, Inc.
San Rafael, California

We have audited the statement of financial condition of JHW Financial Services, Inc., dba Financial Telesis, Inc. (a California corporation) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JHW Financial Services, Inc. dba Financial Telesis, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

February 4, 2009

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$ 389,784
Deposits with clearing brokers	125,111
Accounts receivable	59,301
Other current assets	58,214
Equipment, net of accumulated depreciation of $ 69,417	41,223
	$ 673,633

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 39,046
Commissions payable	288,303
Due to clearing broker	8,520
Total liabilities	335,869
Stockholder's equity	
Common stock, no par value, 10,000 shares authorized, 5,000 shares issued and outstanding	5,000
Additional paid in capital	29,869
Retained earnings	302,895
Total stockholder's equity	337,764
	$ 673,633

See notes to financial statements.

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

REVENUES	
Commissions	$ 22,705,370
Fee income	848,793
Consulting income	259,175
Other income	1,874
	23,815,212
EXPENSES	
Compensation	688,053
Commissions	22,424,782
Clearing fees	16,513
Professional fees	60,259
Regulatory fees	13,302
Other operating expenses	188,278
	23,391,187
INCOME BEFORE INCOME TAXES	424,025
INCOME TAXES	13,867
NET INCOME	$ 410,158

See notes to financial statements.

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2008

	Common Stock No.	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2007	5,000	$ 5,000	$ 29,869	$ 320,057	$ 354,926
Distributions paid				(427,320)	(427,320)
Net income				410,158	410,158
Balance, December 31, 2008	5,000	$ 5,000	$ 29,869	$ 302,895	$ 337,764

See notes to financial statements.

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERTING ACTIVITIES	
Net income	$ 410,158
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	12,400
Change in assets and liabilities:	
(Increase) decrease:	
Accounts receivable	20,509
Deposits with clearing brokers	(125,111)
Other current assets	(8,234)
Increase (decrease):	
Accounts payable	15,546
Commissions payable	15,578
Due to clearing broker	8,520
Deferred revenue	(4,800)
Income taxes payable	(947)
Net adjustments	(66,539)
Net cash provided by operating activities	343,619
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash payments for purchase of equipment	(30,870)
Net cash used by investing activities	(30,870)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid	(427,320)
Net cash used by financing activities	(427,320)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(114,571)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	504,355
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 389,784

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 13,867
	Interest	$ 0

See notes to financial statements.

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2008

NOTE A – Summary of Significant Accounting Policies

General

JHW Financial Services, Inc., dba Financial Telesis, Inc. (the Company), a California corporation was incorporated on June 26, 1992, and registered as a broker-dealer under the Securities Exchange Act of 1934 in December 1992. The Company commenced securities transactions in January, 1993. The Company engages primarily in the brokerage of mutual funds and other investment company products.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all customer transactions through another broker-dealer on a fully disclosed basis.

Securities Transactions

Commission revenues are related to mutual fund transactions and are recorded on the trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable

No allowance for uncollectible accounts receivable has been recorded as all receivables are deemed collectible by management as of December 31, 2008.

NOTE A – Summary of Significant Accounting Policies (Continued)

Equipment

Equipment is recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight line method over the estimated useful life (5 years) of the asset. The Organization's policy is to capitalize furniture and equipment purchases greater than $500.

Income Taxes

Commencing in 1995, the Company, with the consent of its shareholder, elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for state income taxes.

NOTE B – Concentrations of Credit Risk

The Company's receivables are predominantly from the Company's registered representatives and consulting clients.

The Company maintains cash balances at two financial institutions. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2008, the Company's uninsured cash balances totaled $159,450.

NOTE C – Employee Benefit Plan

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. At the Company's discretion, it can match a portion of the participants' contributions. For 2008, the Company's matching contribution was $48,082.

NOTE D – Lease Commitments

Minimum lease payments under a non-cancelable operating lease for the Company's office which expires April 30, 2010, are:

2009	$ 41,500
2010	14,000
2008	$ 55,500

Lease payments aggregating $34,676 are included in other operating expenses in the statement of operations.

NOTE E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008 the Company's net capital is $178,916, which is $156,524, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008, was 1.88 to 1.0. The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.
COMPUTATION OF NET CAPITAL
December 31, 2008

NET CAPITAL	
Stockholder's equity	$ 337,764
Less nonallowable assets:	
Accounts receivable	(59,301)
Deposits with clearing broker	(111)
Other current assets	(41,223)
Equipment, net	(58,214)
Total nonallowable assets	(158,849)
NET CAPITAL	$ 178,915
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	$ 39,046
Commissions payable	288,303
Due to clearing broker	8,520
	$ 335,869
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)($5,000 minimum)	$ 22,391
Net capital in excess of minimum requirement	$ 156,524
Ratio of aggregate indebtedness to net capital	1.88 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 178,914
Rounding	1
Net capital as reported herein	$ 178,915
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 335,870
Rounding	(1)
Aggregate indebtedness, as reported herein	$ 335,869

JHW FINANCIAL SERVICES, INC.
dba
FINANCIAL TELESIS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2008

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2008

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii).

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 4, 2009

To the Board of Directors
JHW Financial Services, Inc.
dba Financial Telesis, Inc.
San Rafael, California

In planning and performing our audit of the financial statements of JHW Financial Services, Inc., dba Financial Telesis, Inc. for the year ended December 31, 2008 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission and other regulatory agencies that rely on rule 17 a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties..

Breard & Grove END

CERTIFIED PUBLIC ACCOUNTANTS